Exhibit 3.170

PARTNERSHIP AGREEMENT

OF

INTEGRATED REGIONAL LABORATORIES, LLP

THIS PARTNERSHIP AGREEMENT (the “Agreement”) of Integrated Regional Laboratories, LLP, a Delaware limited liability partnership (the “Partnership”), is made and entered effective as of the 8th day of December, 2005, by and between Integrated Regional Lab, LLC, a Florida limited liability company (“IRL”), and Health Services (Delaware), Inc., a Delaware corporation (“HSD”).

WITNESSETH

WHEREAS, HSD and MDS Laboratories Inc. (“MDS”) each formerly owned a 50% general partnership interest in the Partnership, which was formerly known as Integrated Regional Laboratories;

WHEREAS, HSD transferred a 49% interest in the Partnership to IRL pursuant to a Partnership Interest Contribution Agreement dated July 31, 2005 by and between HSD and IRL;

WHEREAS, MDS sold its interest in the Partnership to IRL pursuant to a Purchase Agreement dated July 31, 2005 by and between MDS and IRL; and

WHEREAS, as the owners of all of the partnership interests, IRL and HSD have approved of the Partnership becoming a limited liability partnership pursuant to §15-1001, et seq. of the Act;

WHEREAS, IRL and HSD desire to terminate the Joint Venture Agreement of the Partnership and replace it with this Agreement effective as of the date hereof.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereby covenant and agree as follows:

ARTICLE I

Definitions

When used in this Agreement, the following terms shall have the meanings set forth below:

1.1. “Act” shall mean the Delaware Revised Uniform Partnership Act effective as of the date hereof.

1.2. “Available Cash Flow” shall mean all cash funds of the Partnership on hand at the end of each period, but not less than annually, after payment of all Partnership obligations including debt service, rent, interest and reasonably anticipated cash expenses and contingencies, including rent, reserves, and all outstanding and unpaid current cash obligations of the Partnership at the end of such period (including those which are in dispute).

1.3. “Fiscal Year” shall be equal to a calendar year.

1.4. “Majority Vote” shall mean at least 51% of the Partnership Percentage Interest entitled to vote on a matter or action.

1.5. “Managing Partner” shall have the meaning set forth in Article V of this Agreement.

1.6. “Partners” shall mean IRL and HSD, together with any additional Partners admitted pursuant to the provisions of this Agreement.

1.7. “Profit and Loss” shall mean the income, gain, loss and expense items of the Partnership, calculated in accordance with Section 702(a) and 703(a) of the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations.

1.8. “Partnership Interest” shall mean a Partner’s ownership interest in the Partnership, and shall include the Partner’s Partnership Percentage Interest.

1.9. “Partnership Percentage Interest” shall mean a Partner’s percentage interest as is set forth on Schedule A.

1.10. “Transfer” shall have the meaning set forth in Section 6.2 of this Agreement.

1.11. “Treasury Regulations” shall mean the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Regulations shall include any corresponding provision or provisions of succeeding, substitute, proposed or final Regulations whose effective dates apply to the Partnership.

ARTICLE II

Organization

2.1. Purpose. The Partnership may engage in any lawful business permitted by the Act, including without limitation, acquiring, constructing, developing, owning, operating, selling, leasing, financing, and otherwise dealing with real property and healthcare businesses.

2.2. Principal Place of Business. The principal place of business of the Partnership shall be designated from time to time by the Managing Partner. The Partnership may have offices in addition to its principal place of business as the business of the Partnership may require from time to time.

2.3. Registered Agent and Office. The name and address of the registered agent for service of process on the Partnership in the state of Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

ARTICLE III

Term and Termination

The term of the Partnership shall be until December 31, 2055 and thereafter year to year until terminated and dissolved upon the mutual agreement of the Partners.

ARTICLE IV

Capital Contributions; Allocation of Profit and Loss

4.1. Capital Contributions. Each Partner (or its predecessor in interest) has made the requisite capital contributions to the Partnership and such contribution shall be reflected in each Partner’s Capital Account balance and is set forth on Schedule A.

4.2. Capital Account. A Capital Account for each Partner shall be established, maintained and adjusted in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv), including any optional adjustments under Treasury Regulation Section 1.704-1(b)(2)(iv)(f) that the Partners believe are necessary to reflect the economic interests of the Partners and, if applicable, the adjustments required under Treasury Regulation Section 1.7041(b)(2)(iv)(g).

4.3. Allocation of Profit and Loss. The Profit and Loss of the Partnership shall be allocated in accordance with each Partner’s Partnership Percentage Interest.

4.4. General Distributions. Except as otherwise set forth in §15-309 of the Act, the decision to make and the amount of any distribution of Available Cash Flow to the Partners shall be made by the Managing Partner. All distributions shall be made in accordance with the Partnership Percentage Interest of each Partner.

ARTICLE V

The Managing Partner

IRL shall act as the managing general partner of the Partnership (the “Managing Partner”) and shall have the full right, power and authority to manage, control, conduct and operate the business of the Partnership, and, except as otherwise set forth in this Agreement, may take any and all action without the consent of the other Partners, including signing and executing in the name of the Partnership deeds, mortgages, bonds, contracts, agreements or other instruments which the Managing Partner reasonably believes are in the best interest of the Partnership. In performing such duties, the Managing Partner may appoint persons to serve as such officers of the Partnership as it deems reasonably necessary to assist in the operations of the Partnership. Any officer appointed by the Managing Partner may be removed by the Managing Partner whenever, in its judgment, the best interest of the Partnership would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. The Managing Partner shall maintain all books and records required by the Act to be maintained at the principal address specified above or at any other office designated by the Managing Partner. The Managing Partner shall make available at the principal place of business such books and records of the Partnership as are required pursuant to the Act. The Managing Partner shall have the right to designate a different registered agent and/or registered office for the Partnership by complying with any requirements pursuant to the Act.

ARTICLE VI

Partners and Transfer of Partnership Interest

6.1. Admission of New Partners. A new Partner may be admitted upon the consent of the Managing Partner, which consent may be withheld in the Managing Partner’s sole discretion, and upon agreeing to be bound by the terms of this Agreement and any additional documentation that the Managing Partner deems appropriate. Without further action by the Partners, Schedule A shall be updated to reflect the admission of the new Partner.

6.2. Transfer of Partnership Interest. A Partner may sell, transfer, assign or otherwise convey (“Transfer”) his Partnership Interest only upon the approval of the non-transferring Partner.

6.3. Assignee of Interest. If a Partner Transfers his Partnership Interest in contravention of Section 6.2, the transferee shall not be a Partner unless approved in accordance with Section 6.1 but shall only be an assignee of the financial rights associated with such transferred Partnership Interest.

ARTICLE VII

Dissolution and Termination

The Partnership shall be terminated and dissolved upon the Majority Vote of the Partners. In the event of termination and dissolution, after payment of all obligations and other liabilities as provided in the Act, notwithstanding any provision to the contrary in this Agreement, all remaining Partnership assets shall be distributed to the Partners in accordance with their positive ending Capital Account balances in compliance with Treasury Regulation Section 1.704-1(b)(2)(ii)(b)(2).

ARTICLE VIII

Miscellaneous

8.1. Termination of Joint Venture Agreement. The Joint Venture Agreement of the Partnership, dated November 14, 1996, and any amendments thereto are hereby terminated.

8.2. Partners’ Liability. Any obligation incurred by the Partnership, whether arising in contract, tort or otherwise, is solely the obligation of the Partnership. A Partner is not personally liable, directly or indirectly, by way of indemnification, contribution, assessment or otherwise, for such an obligation solely by reason of being or so acting as a partner.

8.3. Default to the Act. The Partners hereby agree that all other terms of the Partnership be controlled and interpreted in accordance with the Act.

8.4. Applicable Law. This Agreement and the rights of the Partners shall be governed by and construed and enforced in accordance with the laws of the State of Delaware.

8.5. Partition Forbidden. Each Partner irrevocably waives any right to maintain any action for partition with respect to the Partnership or its assets.

8.6. Action Without a Meeting. On any matter that is to be voted on, consented to or approved by the Partners, the Partners may take such action without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Partners having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Partners entitled to vote thereon were present and voted.

8.7. Indemnification of Officers. If the Managing Partner appoints officers to assist in the operations of the Partnership, the Partnership shall indemnify such officers against all reasonable expenses incurred by them in defending claims or suits, irrespective of the time of occurrence of the claims or causes of action in such suits, made or brought against them as officers of the Partnership, and against all liability in such suits, except in such cases as involve gross negligence or willful misconduct in the performance of their duties. Such indemnification shall extend to the payment of judgments against such officers and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the Partnership or amounts paid in settlement to the Partnership. Such indemnification shall also extend to the payment of counsel fees and expenses of such officers in suits against them where successfully defended by them or where unsuccessfully defended, if there is no finding or judgment that the claim or action arose from the gross negligence or willful misconduct of such officers. Such right of indemnification shall not be exclusive of any right to which such officer may be entitled as a matter of law and shall extend and apply to the estates of deceased officers.

8.8. Amendments. This Agreement may be amended by the Managing Partner without the approval of the other Partners. Any such amendment approved by the Managing Partner may amend and restate this Agreement in its entirety and may add and/or substitute partners and reallocate the ownership percentage in the sole and absolute discretion of the Managing Partner.

8.9. Heirs, Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Partners and their heirs, successors and assigns.

8.10. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of them together shall constitute one and the same instrument.

[Signature page follows]

Executed this 14th day of November, but effective as of December 8, 2005.

HEALTH SERVICES (DELAWARE), INC.

By:
Dora A. Blackwood Vice President and Assistant Secretary

INTEGRATED REGIONAL LAB, LLC

By:
John M. Franck II Manager

SCHEDULE A

Name and Address of the Partners	Ownership Percentage	Capital Account
Health Services (Delaware), Inc. One Park Plaza Nashville, Tennessee 37203	1%	$165,000
Integrated Regional Lab, LLC One Park Plaza Nashville, Tennessee 37203	99%	$16,335,000

Total:	100%	$16,500,000